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                                                                      EXHIBIT 12


                            SPLITROCK SERVICES, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                      December 31,     March 31,
                                                          1997           1998
                                                      ------------     ---------

Pre-tax loss from continuing operations                 $(10,121)       $(3,698)

Fixed charges:
  Interest expense and amortization
  of debt discount and premium on
  all indebtedness                                           235            349

Rentals:
  Facilities - 33%                                            72             82
                                                        --------        -------
  Total fixed charges                                        307            431

Loss before income taxes and fixed charges              $ (9,814)       $(3,267)
                                                        ========        =======


                   COMPUTATION OF PROFORMA RATIO OF EARNINGS
                   TO FIXED CHARGES FOR MARCH 31, 1998 AFTER
                    ADJUSTMENT FOR ISSUANCE OF SENIOR NOTES

Loss before income taxes and fixed charges, as above:                   $(3,267)

Fixed charges, as above                                                     431

Adjustments:
  Estimated net increase in interest expense
  from financing                                                          7,791
                                                                        -------

             Total pro forma fixed charges                              $ 8,222

Pro forma ratio of earnings to fixed charges